EXHIBIT 21

SUBSIDIARIES OF DCB FINANCIAL CORP

1.	The Delaware County Bank and Trust Company Jurisdiction of incorporation: Ohio DCB Financial Corp owns 100%

2.	DCB Title Services, LLC Jurisdiction of organization: Ohio DCB Financial Corp owns 100%

3.	DCB Insurance Services, LLC Jurisdiction of organization: Ohio DCB Financial Corp owns 100%

4.	DataTasx LLC Jurisdiction of organization: Ohio DCB Financial Corp owns 100%